[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



January 31, 2006

Jennifer G. Williams, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, DC  20549

Re: Wells Fargo Asset Securities Corporation Registration Statement on Form S-3 (File No. 333-129159) Filed on October 20, 2005, Amendment No. 1 Filed on December 21, 2005 and Amendment No. 2 Filed on January 24, 2006
      ------------------------------------------------------------------------

Dear Ms. Williams:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated January 27, 2006 (the "Third Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following is the response of the Registrant to the Staff's comment. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are two courtesy copies of Amendment No. 3, one of which has been marked to show changes from Amendment No. 2 filed on January 24, 2006.

      For your convenience, the Staff's comment is repeated in italics below, followed by the Registrant's responses.

   The Division of Investment Management ("IM") has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act"). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940

Jennifer G. Williams, Esq.
January 31, 2006



   Act. If, for example, the Registrant intends to rely on the exception in
   Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C).

   The Registrant will rely on the exception from the definition of investment company contained in Section 3(c)(5)(C) of the Investment Company Act of 1940 because each Trust will invest at least 55% of its assets in interests in real estate. In this regard, the Registrant confirms that it will comply with the published interpretations issued by the Division of Investment Management regarding Section 3(c)(5)(C).

Per our conversation, at this time the Registrant would like to request acceleration of the effectiveness of the Registration Statement. Enclosed please find the acceleration request of the Registrant.

If you have any questions or require any additional information, please contact me at (212) 504-6136.

Very truly yours,

/s/ Jordan M. Shcwartz

Jordan M. Schwartz

cc:  Lawrence D. Rubenstein, Esq.






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